SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 31 July 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issue of Debt

Bank of Ireland (Governor & Co)

31 July 2008

"The Governor and Company of the Bank of Ireland ("Bank of Ireland") issues £450 million dated callable step-up fixed/floating rate subordinated notes due September 2020."

Bank of Ireland announces that it has launched and priced an issue of £450 million dated callable step-up fixed rate notes due September 2020 ("the notes"). The transaction is part of Bank of Ireland's normal capital management process. Merrill Lynch, RBS and UBS Investment Bank acted as joint lead managers on the transaction with Bank of Ireland Global Markets acting as Senior Co-Lead.

The notes have been priced with a coupon of 9.25% and issued at 99.846%. This represents a margin of 431 bps over the UKT 4.75% 2015 bond  at the time of pricing. Interest will be payable annually in arrears until 7 August 2015. The notes are callable at par at the option of Bank of Ireland, subject to regulatory approval, on 7 August 2015, and every coupon payment date thereafter. If the notes are not called on 7 August 2015 the coupon resets to a floating rate of 470 bps over 3 month GBP Libor.

Application will be made to the Irish Stock Exchange for admission of the notes to the Official list with stabilisation in accordance with article 9(2) of Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

Enquiries:

Brian Kealy, Head of Capital Management                                003531 - 6043526

Geraldine Deighan, Head of Investor Relations                          003531 -6043501

Dan Loughrey, Head of Group Corporate Communications       003531 - 6043833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 31 July 2008